Asia Interactive Media Inc.

Phone: 011.852.9836.2643

Level 30, Bank of China Tower
1 Garden Road
Central Hong Kong

March 12, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: ASIA INTERACTIVE MEDIA INC.

Registration Statement on Form S-1 (File No. 333-155785)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Asia Interactive Media Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on a Form S-1, File No. 333-155785, together with all exhibits and amendments thereto (collectively, the “Registration Statement”) as originally filed with the Commission on November 28, 2008.

The Company confirms that the Registration Statement was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Registration Statement.  The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon grant of the Commission’s consent, please provide a written copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at Level 30, Bank of China Tower, 1 Garden Road, Central Hong Kong, and a facsimile copy to the Company’s legal counsel, Bacchus Corporate and Securities Law: facsimile number (604) 632-1730.  Should you have questions regarding this matter, please contact Ms. Penny Green at (604) 632-1700.

Sincerely yours,

/s/ Ken Ng
Ken Ng
President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director